Exhibit 99.1

Annual Report

(For the period from January 1, 2004 through December 31, 2004)

To: The Financial Supervisory Commission of Korea

Pursuant to Article 186-2 of the Securities and Exchange Act of Korea, hanarotelecom incorporated (“the Company” or “hanarotelecom”) is submitting this report.

March 31, 2005

Representative Director & CEO : Head Office :	Dr. Yoon Chang-bun 43, Taepyeongno 2-ga, Jung-gu Seoul, Korea 100-733 (Tel.) 82-2-6266-5500
Person in Charge :	Ms Janice Lee, Chief Financial Officer (Tel.) 82-2-6266-2300

     On March 31, 2005, hanarotelecom incorporated (“the Company” or “hanarotelecom”) filed an annual report (the “Report”) with the Financial Supervisory Commission of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is an English summary of the Report. Non-material or previously disclosed information may have been omitted or abridged.

     The audited annual financial statements included in the Report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the Report are expressed in Korean won (“KRW” or “Won”).

Cautionary Statement Concerning Forward-Looking Statements

     The Report contains ‘‘forward-looking statements’’ that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. The Company relies on this safe harbor in making forward-looking statements.

     In many cases, but not all cases, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘project,’’ ‘‘should,’’ and similar expressions. Those statements include, among other things, a the discussions of the Company’s business strategies, expectations concerning its market position and growth opportunities, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage, increases in the number of subscribers to its services, the consummation and benefits of the proposed acquisition of Korea Thrunet Co., Ltd., and the regulatory environment in which the Company operates.

     Forward-looking statements are subject to various risks and uncertainties. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. Important factors that could cause actual results to differ materially from estimates or forecasts contained in forward-looking statements include, among others, the ability to implement the Company’s business and growth strategies, the ability to integrate businesses and products lines, that the Company recently acquired or intends to acquire, in a manner that achieves the expected results, requirements imposed by regulatory authorities, competitive factors in the Korean telecommunications industry, risks associated with debt service requirements, degree of financial leverage and other risks identified from time to time in the Company’s filings with the SEC.

     In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not intend to update these forward-looking statements. The Company is under no obligation, and disclaims any obligation, to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents

I.	Company Information
II.	Business
III.	Financial Information
IV.	Opinion of Independent Auditors
V.	Governance Structure and Status of Affiliates
VI.	Information Regarding Shares and Shareholders
VII.	Information on Directors, Officers & Employees
VIII.	Transactions with Related Parties
IX.	Attachments
X.	Other Matters

List of Exhibits

I. Company Information

1.	Company Objectives

A)	Proposed future business

●	Portable Internet (“WiBro”) Business

–	Date of BOD resolution for the application of WiBro license: November 26, 2004

–	Timeline:

Date	Description
Nov. 29, 2004	Submission of WiBro business plan
Jan. 20, 2005	hanarotelecom selected as the licensee
1H 2006	Test service to be launched
2H 2006	Roll-out of commercial service

* Please note that the schedule to launch both test and commercial services are subject to change.

–	Investments

–	One-time license fee: KRW 117.0 billion

–	Investment amount will be determined as part of the final business plan currently being prepared by the Company. The business plan will take into account the expected growth potential and anticipated profitability.

–	Estimated market size for WiBro services (source: MIC)

–	10 million subscribers

–	KRW 3.6~4.2 trillion in revenues per annum (assuming ARPU of around KRW 30,000 ~ KRW 35,000)

2.	History of the Company

A)	Change of the Company’s corporate name

Date of Change	Before	After
December 16, 2004*	“Hanaro Tongshin Chushik Hoesa” in Korean, and “HANARO TELECOM INCORPORATED” in English.	“hanarotelecom Chushik Hoesa” in Korean, and “hanarotelecom incorporated” in English.

* The change became effective as of the date of the resolution that was adopted at the Company’s Extraordinary Shareholders Meeting in 2004.

B)	Transfer and acquisition of businesses

●	DBS Daekyung Broadcasting Co., Ltd.

The Company acquired the broadband Internet business of DBS Daekyung Broadcasting Co., Ltd. to establish a platform to provide broadband service and to strengthen its competitiveness in the Seo-gu area of Daegu.

–	Resolution Date : November 26, 2004

–	Acquisition Date: December 1, 2004

–	Subject: Broadband subscribers and others at KRW 1.61 billion

–	Others: Since the transaction did not involve the transfer of all or substantially all of the Company’s business, the transaction was not presented to the Company’s shareholders’ meeting.

●	CM TEL Co., Ltd.

The Company acquired the broadband Internet business of CM TEL Co., Ltd. to establish platform to provide broadband service and to strengthen its competitiveness in the Dong-gu and Daeduk-gu areas of Daejon.

–	Resolution Date : February 2, 2005

–	Acquisition Date: February 1, 2005

–	Subject: Broadband subscribers and others at KRW 900 million

–	Others: Since the transaction did not involve the transfer of all or substantially all of the Company’s business, the transaction was not presented to the Company’s shareholders’ meeting.

C)	Major events

Date	Changes
Jan. 20, 2005	Selected as one of three operators for WiBro services
Feb. 4, 2005	Signed definitive agreement for the acquisition of Korea Thrunet Co., Ltd.

D)	Status of affiliated companies

As of the end of March 2005, the Company’s affiliated companies are as follows;

1.	hanarotelecom incorporated (Listed)

2.	Hanaro Web(n)TV Co., Ltd. (Not listed)

3.	Hanaro Realty Development & Management Co., Ltd. (Not listed)

4.	Hanaro Telephone & Internet Information, Inc. (Not listed)

5.	HanaroDream, Inc. (Not listed)

6.	Mediaholdings, Inc. (Not listed)

3.	Number of Shares Issued (As of March 31, 2005)

A)	Total number of shares issued

		(Unit: share)
Authorized Shares	Shares Issued	Unissued shares
700,000,000	462,135,180	237,864,820

B)	Descriptions of the shares issued and outstanding

			(Unit: share, KRW)
	Number of shares	Amount of paid-in
Type	issued	capital	Remark
Registered Common Stock	462,135,180	2,310,675,900,000	Par value: KRW5,000 per share

C)	Employee share scheme (Employee Stock Ownership Association)

Transactions with the Employee Stock Ownership Association:

Details of Extension	Period	Interest Rate	Details of Collateral
The 2nd Extension by Korea Exchange Bank	March 3, 2004 ~ September 2, 2004	4.95%	Guaranteed by the Company

The 3rd Extension by Hana Bank	July 23, 2004 ~ July 22, 2005	4.48%	Guaranteed by the Company

The 2nd Extension by Korea Exchange Bank	September 3, 2004 ~ March 2, 2005	4.95%	YES Keun Gippum Savings Account held by the Company

i)	Exercising voting rights with respect to shares owned by the Association.

Regulations of the Employee Stock Ownership Association

–	The voting rights of shares held in the member’s individual account are to be exercised in accordance with the related laws (Directive 17 of the Basic Law on Employee Welfare), and those held by the Association are to be exercised in accordance with the decision made at a general meeting held by the Association.

ii)	Shares owned by the Association

(Unit: share)
Account held by	Type	Beginning of 2004	End of 2004
Association	Common Share	1,589,758	1,473,963
Members	Common Share	—	—

4.	Voting Rights (As of December 31, 2004)

Description	Number of common shares
1. Shares with voting right (one vote for each share)	462,135,180
2. Shares with no voting right	—
3. Shares with restricted voting right	93,029,654
4. Shares with reinstated voting rights	—
5. Shares with unrestricted voting right	369,105,526

Note) The number of shares with restricted voting rights include those that are restricted with respect to voting on the appointment and dismissal of the audit committee members (outside directors) by the largest shareholders (pursuant to Article 191-11 of the Korean Securities and Exchange Act), and those with respect to the limit on the total amount of investment in the Company (pursuant to Article 10 of Monopoly Regulation and Fair Trade Act of Korea). Such shares are as follows:

–	Pursuant to Article 191-11 of the Korean Securities and Exchange Act

Shareholder	Number of shares owned	Number of shares in excess of 3%
Newbridge Asia HT, L.P	49,535,799	35,671,744
AIF II NT, Ltd.	38,456,250	24,592,195
AOF NT, Ltd.	24,721,875	10,857,820
SK Telecom Co., Ltd.	22,090,000	8,225,945
United Classic Investments Limited	20,392,746	6,528,691
Korea Investment & Trust Management Co., Ltd.	20,051,872	6,187,997
Dacom Corporation	14,570,565	706,510

Total	189,819,107	92,770,902

Note) These numbers have been tabulated based on the Company’s shareholder registry as of the end of 2004 and electronic public filings, and based on the number of shares in excess of 3% of the total issued shares as of March 31, 2005 which was 13,864,055 shares.

–	Pursuant to Article 10 of Monopoly Regulation and Fair Trade Act of Korea

		Number of shares without
Shareholder	Number of shares owned	voting rights	% Shareholding
SK Engineering and Construction Co., Ltd.	258,752	258,752	0.06

Total	258,752	258,752	0.06

Note 1) As of December 31, 2004, the voting rights relating to the Company’s shares held by SK Engineering and Construction Co., Ltd. were restricted by the Fair Trade Commission of Korea because the investment amount exceeded the permitted level. Such restriction, however, was lifted on January 7, 2005. Similarly, the restriction on voting rights relating to the Company’s 1,570,000 shares held by Hyundai Elevator Co., Ltd. was also lifted on March 30, 2004.

Note 2) The numbers above have been tabulated based on the Company’s shareholder registry as of the end of 2004 and electronic public filings.

II.	Business

1.	Introduction

A)	Industry Overview

●	Characteristics of the industry

Through wireless-wireline convergence utilizing WiBro, it is anticipated that WiBro service will be commercialized in the near future. As of the end of January 2005, the number of mobile phone subscribers was 36,705,000. (Source: the Ministry of Information and Communication (or “MIC”), the Republic of Korea)

During 4Q 2004, there were no major changes in the characteristics of the industry in Korea.

B)	Current Status of the Company

●	Business environment and portfolio

–	Current Business Outlook

• Overview

The Company currently provides broadband Internet and voice services in 83 cities and 51 districts nationwide and has attracted a total of 4.16 million subscribers, which includes 2.73 million broadband Internet subscribers and 1.42 million voice subscriber lines as of the end of January 2005.

• Expansion of network facilities

In order to build the Company into an integrated telecommunications service provider that is equipped with the capacity to provide the high-speed multi-media services, the Company started to deploy its networks in four major cities including Seoul in 1998. As of the end of 2004, the total length of the Company’s fiber optic cables reached 24,480 kilometers (including leased lines) over 83 cities, and covered 12.14 million households for broadband services and 9.90 million households for telephony services, including those in the overlapping areas. FTTx network covers approximately 4.31 million households, while HFC network covers 8.45 million households.

• Operational results

▶	Broadband

Saturation of the broadband market and intensifying competition among non-incumbent Internet service providers resulted in a minor growth rate of the market in 2004. However, hanarotelecom ranked first in customer service satisfaction surveys conducted by organizations such as the Korea Productivity Center and the Korea Standards Association for years. The result helped reduce the Company’s churn rate compared to 2003.

Furthermore, by strengthening partnership with CATV SOs and ROs, the Company attempted to avoid excessive competition, while laying the foundation to offer triple play service (TPS) combining broadband Internet, voice and broadcasting services. As of the end of January 2005, the Company is providing the broadband Internet service to 83 cities and 51 districts, with a total number of 2.73 million subscribers.

▶	Voice

Hanarotelecom stepped up its sales activities by taking advantage of nationwide implementation of Fixed Number Portability in July 2004, and commercialization of digital telephony in December 2004. The efforts dramatically increased market share of the Company’s voice business from 4.4% in 2003 to 6.2% in 2004 and helped the Company lay the groundwork for effective competition.

In particular, hanarotelecom ventured into long-distance and international call businesses in July 2004 to further solidify the foundation of its voice business. As of the end of January 2005, the Company provided voices services to 1.42 million subscribers.

▶	Corporate communication services

Amid the sluggish domestic economy, the markets for corporate communication service stagnated. As a result, the competition heated up excessively among communication service providers, forcing them to experience a business environment more unfavorable than any other years. hanarotelecom, however, has systematically manage its customer management process by securing the information on users and improving its customer database. Such an effort laid the foundation for the Company to offer more advance services than its rivals.

▶	Financing

In 2004, the Company has raised a total of KRW 360.9 billion, including KRW 304.2 billion through syndicated loans, KRW 19 billion through Information Promotion Fund loans and KRW 37.7 billion from vendor financing. On February 1, 2005, the Company raised KRW 503 billion by issuing the unsecured senior bonds to overseas investors.

•	2005 Business Plan

▶	Strengthening of competitiveness

To strengthen competitiveness, hanarotelecom would offer differentiated values to customers and turn the competitive structure of its markets more favorable to its businesses by acquiring Thrunet and solidifying the ties with its business partners.

▶	Innovation of operational capability

Hanarotelecom would adopt marketing and sales techniques that are suitable for the market maturation stage. To dramatically improve profitability, the Company would also enhance its operational capability by innovating organizations that directly serve customers to make them low-cost but highly efficient distributors.

▶	Identifying new growth engines

To transform itself into a comprehensive communication service provider covering voice, data, wired/wireless and broadcasting services, hanarotelecom would secure the foundation for its future strategic businesses by venturing into the fields of new businesses such as WiBro and broadband TV, and identify businesses models for broadband convergence network (BcN) and home network businesses by further sophisticating existing services.

–	Market Share

• Broadband Internet Subscribers & Market Share

	As of the end of 2004
Service Provider	No. of Subscribers	Market Share
hanarotelecom	2,748,934	23.1%
KT Corp.	6,077,694	51.0%
Korea Thrunet Co., Ltd.	1,287,916	10.8%
Others	1,806,895	15.1%

Total	11,921,439	100%

Note 1) Based on MIC data.

Note 2): Others include Onse Telecom, Dreamline Corporation, Dacom Corporation and other value-added telecommunications business operators and specific telecommunications business operators.

• Local Telephony Service Subscriber Lines & Market Share

	As of the end of 2004
Service Provider	No. of Subscriber Lines	Market Share
hanarotelecom	1,413,273	6.2%
KT Corp.	21,457,342	93.8%

Total	22,870,615	100%

Note) Based on MIC data.

2. Major Facilities

A)	Status on major facilities

		(Unit: KRW million)
	Beginning book value	Ending book value
Description	(As of Jan. 1, 2004)	(As of Dec. 31, 2004)
Land	155,194	162,778
Buildings	277,954	277,333
Structures	176	171
Machinery	2,064,677	1,888,209
Vehicles	176	—
Others	20,906	11,231

B)	Capital Expenditure (“CAPEX”) plan

●	CAPEX

		(Unit: KRW billion)
Item	2004 CAPEX	2005 CAPEX (E)
Backbone	99.2	85.3
Last-mile	135.0	163.0
Others	49.2	50.7

Total	283.4	299.0

3.	Sales and Marketing

A)	Revenue breakdown

			(Unit: KRW million)
Products	2004	2003	2002
Voice	291,280	249,041	210,921
Leased Line	39,717	37,992	27,829
Broadband	985,428	982,693	911,767
Others	120,060	105,610	103,342

Total	1,436,485	1,375,336	1,253,859

4.	Derivative Contracts in Foreign Currency (As of December 31, 2004)

					Valuation
					Gains/Losses
Derivatives Contact	Amount	Payment Method	Counterparty	Date of Contract	(in KRW)
Interest rate swap	KRW 100,000,000,000	Netting Method	Industrial Bank of Korea	May 2, 2002	-1,496,096,235

Cross currency and interest rate swaps Note 1)	USD 63,065,475	Receive the principal and interest in USD and make payments in KRW based on the FX rate and the swap rates at the time of the contract	Korea Development Bank	Dec. 19, 2003	-14,209,234,178

Cross currency and interest rate swaps Note 1)	USD 138,744,045	Receive the principal and interest in USD and make payments in KRW based on the FX rate and the swap rates at the time of the contract	Korea Development Bank, etc.	Feb. 10, 2004	-27,250,228,048

Cross currency and interest rate swaps Note 1)	USD 56,758,927	Receive the principal and interest in USD and make payments in KRW based on the FX rate and the swap rates at the time of the contract	Korea Development Bank, etc.	Sep. 22, 2004	-8,469,132,593

Note 1) The Company entered into cross currency and interest rate swaps contacts to hedge risks associated with the repayment of USD denominated syndicated loans.

5.	Research and Development Activities

A)	Summary of R&D activities

●	R&D Expenses

		(Unit: KRW million)
Items	2004	2003	2002
R&D Expenses	5,335	9,954	11,417
R&D Expenses to Revenues	0.37%	0.72%	0.91%

6.	Other Matters Affecting Investment Decisions

A)	Summary of financing activities

●	Domestic

			(Unit: KRW million)
				Balance
		Beginning	Net of increase and	(as of Dec. 31,
	Source	(as of Jan. 1, 2004)	decrease	2004)
	Commercial banks	303,765	-94,810	208,955
	Insurance companies	—	—	—
	Merchant banks	—	—	—
	Lease companies	55,327	-35,470	19,857
	Mutual savings & finance companies	—	—	—
	Other financial institutions	56,239	3,758	59,997
	Sub-total (financial institutions)	415,331	-126,522	288,809
Corporate bonds	Public offering	660,000	-180,000	480,000
	Private placement	31,000	-15,000	16,000
Rights Issuance Note 1)	Public offering	1,692,600	—	1,692,600
	Private placement	585,000	—	585,000
Asset Backed Securities	Public offering	32,510	-32,510	—
	Private placement	—	—	—
	Others Note 2)	100,000	-100,000	—
	Sub-total (capital market)	3,101,110	-327,510	2,773,600
	Borrowings from shareholders, directors, affiliated companies	—	—	—
Others Note 3)		25,902	-25,902	—
Total		3,542,343	-479,934	3,062,409

Note 1) Outstanding balance of right issuance marked here refers to the accumulated amount.

Note 2) Refers to the issuance of commercial paper.

Note 3) Others comprise of the asset backed loan issued by Hana Dream, Inc.. Please refer to Note 14 of the financial statements in the Company’s 2004 Audit Report.

●	Overseas

		(Unit: KRW million)
	2004 Balance
Source	Beginning	Net change	Ending
Financial institutions	65,273	202,346	267,619
Corporate bonds	—	—	—
Equity (including rights issuance)	372,600	—	372,600
Asset Backed Securities	—	—	—
Others	2,980	-2,980	—
Total	440,853	199,366	640,219

Note 1) Refers to the amount of capital raised from the initial public offering on the NASDAQ Market in April, 2000.

Note 2) Ending balances are based on the end of year 2004 exchange rate of KRW/USD = 1,035.0.

B)	Credit Ratings

Subject of credit
Date	rating	Credit	Credit rating company
Jan. 14, 2005	Corporate bond	BB	Standard & Poor’s
Jan. 17, 2005	Corporate bond	BBB+	National Information and Credit Evaluation (NICE)
Jan. 24, 2005	Corporate bond	Ba2	Moody’s

IV. Financial Information

For more information, please refer to the Company’s. Independent Accountant’s Audit Report (Non Consolidated Financial Statements for the fiscal year ended December 31, 2004, which was filed as a corporate disclosure with the SEC on March 4, 2005.

1.	Summarized Financial Statements

	(Unit: KRW million)
Description	2004	2003	2002	2001	2000
[Current Asset]	611,134	672,571	676,104	642,773	704,084
Quick assets	609,293	671,302	665,242	628,471	673,484
Inventories	1,841	1,269	10,862	14,302	30,600
[Non-current Asset]	2,561,300	2,709,351	2,925,467	2,937,920	2,642,005
Investment Securities	144,348	117,922	188,425	203,435	194,114
Property and Equipment	2,362,686	2,542,994	2,695,529	2,718,361	2,427,970
Intangible Asset	54,266	48,435	41,513	16,124	19,921
Total Assets	3,172,434	3,381,922	3,601,570	3,580,693	3,346,089
[Current Liabilities]	709,898	794,804	1,328,161	904,816	743,862
[Non-current Liabilities]	687,140	828,763	898,739	1,246,547	931,024
Total Liabilities	1,397,038	1,623,567	2,226,900	2,151,363	1,674,886
[Paid-in Capital]	2,310,676	2,310,676	1,396,613	1,320,000	1,320,000
[Capital in excess of par value]	344,642	344,642	692,815	693,205	693,205
[Retained Earning]	-864,081	-874,573	-709,237	-586,097	-341,984
[Capital Adjustment]	-15,841	-22,390	-5,521	-2,221	-18
Total Shareholders’ Equity	1,775,396	1,758,355	1,374,670	1,429,329	1,671,203
Revenue	1,436,485	1,375,335	1,253,859	825,449	336,187
Operating Profit	114,021	75,207	6,080	-165,188	-296,577
Ordinary Profit	10,493	-165,336	-123,140	-244,113	-299,114
Net Income	10,493	-165,336	-123,140	-244,113	-299,118

IV. Opinion of Independent Auditors

1.	Opinion of Independent Auditors

For more information, please refer to the Company’s. Independent Accountant’s Audit Report (Non Consolidated Financial Statements for the fiscal year ended December 31, 2004, which was filed as a corporate disclosure with the SEC on March 4, 2005.

2.	Opinion of Audit Committee

A)	Summary of Audit Procedure

●	Audit committee members

–	Chairman: Park Sung-kyou (Non-standing)

–	Members: Kim Sun-woo, Park Byung-moo (Non-standing)

●	Assistant (full time employee of the Company) to the Audit Committee

–	The Company’s audit team assists the Audit Committee with the audit procedure

–	Audit team comprises of 11 members

●	Audit period : Feb. 14, 2005 ~ Feb. 28, 2005

●	Major audit procedures

–	Establishing audit planning

–	Audit procedure for examination

–	Review process

–	Other procedures that are deemed necessary

B)	Opinion

●	Balance Sheet & Statements of Operations

The balance sheet and statements of operations present fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the financial position and operation of the Company.

●	Business Report

The business report represents fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the sate of the Company.

●	Statement of Disposition of Deficit

The statement of disposition of deficit was prepared pursuant to the applicable laws of Korea and the Articles of Incorporation, and appropriately states and reflects the financial position and other matters of the Company.

3. Fees Paid to Independent Auditors for the Past 3 Years

A)	Auditing fees to independent auditors for the past 3 years

(Unit : KRW thousand)
			Total Hours of
Year	Auditor	Auditing Fees	Service
2004	Deloitte HanaAnjin LLC	370,000	2,800
2003	Deloitte HanaAnjin LLC	286,000	2,500
2002	Deloitte HanaAnjin LLC	260,000	184

B)	Contracts with auditors for services other than auditing

(Unit : KRW thousand)
	Date of
Fiscal Year	Contract	Description	Term	Fees
2004	Dec. 23	Issuance of comfort letter in relation to the global bond offering	4 weeks	85,000

V. Governance Structure and Status of Affiliates

1.	Governance Structure

A)	Board of Directors (“BOD”)

On March 24, 2005, Mr. Hong Soon-ho and Mr. Cho Min-lae resigned from the Company’s directorship for personal reasons. On March 25, 2005, Mr. Nam Young-woo resigned from the Company’s board for failing to meet the criteria for the board membership.

●	Status of Outside Directors

Name	Experience
Park Sung-kyou	The former chairman and CEO of Daewoo Communications
Kim Sun-woo	Standing Director, Okedongmu Children
Park Byung-moo	Managing Director, Newbridge Capital
Paul Chen	Managing Director, Newbridge Asia
Varun Bery	Managing Director, TVG Capital Partners, Ltd.

B)	Executive compensation for directors (including outside directors) and members of Audit Committee

●	For the fiscal year of 2004;

–	Total approved amount for payment to directors, outside directors and members of Audit Committee for FY 2004: KRW 2,000 million

–	Total amount paid to directors: KRW 600,693,890 (KRW 120,138,778 per director on average)*

–	Total amount paid to members of audit committee: KRW 81,677,420 (KRW 27,225,807 per member on average)*

Note) The marked (*) figures do not include allowances for retirement payment.

●	Granting of the stock option rights

–	The cumulative number of stock option rights that have been granted: 22,086,075

–	The cumulative number of stock option rights that have been cancelled: 119,594

–	Type and cumulative number of stock option rights to be exercised: 21,966,481

–	Method of granting: the issue of new shares, the transfer of treasury stocks or the compensation of the difference between the exercise price and the market price

2.	Ownership Structure (As of December 31, 2004)

VI. Information Regarding Shares and Shareholders

1.	Shareholding Structure

A)	Detailed Information regarding the Largest Shareholder(s)

(As of March 31, 2005)
Description	Type of Stock	Number of Shares	Ownership
AIF II NT, Ltd.	Common share	38,456,250	8.32%
AOF NT, Ltd.	Common share	24,721,875	5.35%

Total	Common share	63,178,125	13.67%

B)	Major shareholders with 5% or more shareholding

(As of March 31, 2005)
Description	Type of Stock	Number of Common Shares	Ownership
Newbridge Asia HT, L.P.	Common share	49,535,799	10.72%
AIF II NT, Ltd.	Common share	38,456,250	8.32%
Korea Investment & Trust Management Co., Ltd.	Common share	31,743,251	6.87%
AOF NT, Ltd.	Common share	24,721,875	5.35%

Total	Common share	144,457,175	31.26%

Note 1) As of the end of January 2005, the number of the Company’s common shares held by Korea Investment & Trust Management Co., Ltd. changed from 28,540,408 (as of the end of 2004) to 31,743,251.

C) Distribution of shareholders

(As of December 31, 2004)
Type of		% of Total	No. of Shares
Shareholder	No. of Shareholders	Shareholder Number	Owned	Ownership
Minor	110,366	99.98	186,250,662	40.30%
Largest	3	0.00	63,178,625	13.67%
Major	1	0.00	49,535,799	10.72%
Others	15	0.02	163,170,094	35.31%

Total	110,385	100.0	462,135,180	100.0%

Note 1) The above figures are based on the status of shareholder distribution compiled by Korea Securities Depositary (‘KSD’).

Note 2) Others include shareholders who have deposited the Company’s common shares with KSD.

2. Information on shares and share certificates

A)	Preemptive right

●	Except as otherwise provided for in the Articles of Incorporation, each shareholder of the Company shall have preemptive rights to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

●	If any shareholder waives or forfeits its preemptive rights, then such waived or forfeited share shall be disposed of in accordance with the resolution of the Board of Directors of the Company.

●	Notwithstanding the provisions of the foregoing paragraph (a), the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders in the following situations:

–	If new shares are subscribed by the public pursuant to the Securities and Exchange Act;

–	If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;

–	If new shares are allotted to the members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act;

–	If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;

–	If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act

–	If new shares are issued to a foreign telecommunication company or foreign financial/investment institution that has completed the foreign investment procedures for the purpose of strategic alliance in relation to the business.

–	If new shares are issued to domestic strategic or financial investors or the employees or officers of the Company up to an amount not exceeding 10% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company’s business objectives, including, but not limited to, improving its financial structure and entering into new business areas.

●	In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

B)	Fiscal year

●	The fiscal year of the Company shall begin on the first (1) day of each year and end on the thirty-first (31) day of December of the same year.

C)	Annual General Shareholders’ Meeting (‘AGM’)

●	AGM shall be held within three (3) months after the closing of each fiscal year.

D)	Closure of shareholders register and setting of record date

●	The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property for one (1) month, commencing from the day following the last day closing of each accounting period.

●	The Company shall entitle every shareholder on its shareholders’ list as of the last day of each fiscal year to vote at an AGM held for such fiscal year.

●	The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an EGM or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

●	The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

E)	Class of shares and denomination of share certificates

●	The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in eight (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000).

F)	Shares register and transfer agent

●	For domestic : Korea Securities Depositary (Tel: 82-2-3774-3000)

●	For ADR holders : Deutsche Bank (Tel: 852-2203-7850)

G)	Public notice

●	Public notice of the Company shall be posted on “Seoul Shinmun (or Seoul Daily),” a daily newspaper published in Seoul, Korea.

VII. Information on Directors, Officers & Employees

1.	Directors and Officers (as of March 31, 2005)

No. shares
Name	Position	owned
Yoon Chang-bun	Representative Director and CEO

Wilfried Kaffenberger	Non-standing Director

David Yeung	Non-standing Director

Paul Chen	Outside Director

Varun Bery	Outside Director

Park Byung-moo	Outside Director & Member of Audit Committee

Park Sung-kyou	Outside Director & Member of Audit Committee

Kim Sun-woo	Outside Director & Member of Audit Committee

Soon Yub Samuel Kwon	Senior Executive Vice President, Chief Corporate Officer & Head of Korea Thrunet Co., Ltd. M&A Division

Lee Jong-myung	Senior Executive Vice President & Chief Technology Officer

Oh Jung-taik	Senior Executive Vice President & Chief Strategy Officer

Janice Lee	Executive Vice President & Chief Financial Officer

Oh Gyu-seok	Executive Vice President & Chief Marketing Officer

Yun Kyoung-lim	Executive Vice President & Chief Operating Officer

Oh Gab-seok	Executive Vice President & Chief Business Marketing Officer

Byun Dong-shik	Senior Vice President

Cho Young-wan	Senior Vice President	1,951

Matt Lee	Senior Vice President

Suh Jung-sik	Senior Vice President

Song Hyung-jun	Senior Vice President	1,190

Park Geon-jun	Senior Vice President	9,798

Park Sueng-gil	Senior Vice President

Doo Won-soo	Senior Vice President	1,405

Kil Hyung-do	Senior Vice President

Chang Young-bo	Senior Vice President

Park Chong-hoon	Senior Vice President

Shin Kyu-shik	Senior Vice President

Jung Hee-don	Senior Vice President

2.	Employees (As of December 31, 2004)

(Unit: Number of employee, KRW thousand)
	Management				Average
Description	Staff	Others	Total	Total Salaries	Salaries
Male	1,319	43	1,362	75,115,198	55,151
Female	102	68	170	5,414,709	31,851
Total	1,421	111	1,532	80,529,906	52,565

3.	Trade Union (As of December 31, 2004)

Description	Details
Eligible for membership	1,199
Registered members	1,105
Standing members	7
Affiliation	Korea Labor Union
Others	—

VIII. Transactions with Related Parties

     Not applicable.

IX. Attachments

●	Details of CP

(Unit: KRW million)
Institutions	Beg. Balance	Increase	Decrease	Ending Balance
Banks	100,000	—	100,000	—
Others	—	—	—	—
Total	100,000	—	100,000	—

X. Other Matters

1.	Material developments in disclosed events (as of March 31, 2005)

Date	Title	Details	After Disclosure
February 23, 2005	2005 Business plan	On February 23, 2005, the Company announced its business plan for the fiscal year of 2005, with the following annual guidances – revenues of KRW 1,560 billion; operating profit of KRW 150 billion; net income of KRW 41.8 billion, EBITDA of KRW 600 billion, CAPEX of KRW 299 billion	The Company is currently undertaking its business operations for the fiscal year of 2005. Any changes or announcements in the future will be disclosed through filing.

March 30, 2005	Resolution on overseas issuance of bonds	The Company filed a corporate disclosure on the overseas issuance of bonds within the range of USD 250 million.	A corporate disclosure on the details of the issuance will be filed upon the final confirmation.

2.	Major development after the fiscal year 2004

A)	Global Bond Issuance

●	On February 1, 2005, the Company issued unsecured senior bonds overseas. The total face value and the proceeds from the issuance is USD 500,000,000 or KRW 513.9 billion, based on the end of day USD/KRW bid rate quoted on 1 February, 2005.

●	Subscription date: January 25, 2005

●	Payment date: February 1, 2005

B)	Acquisition of WiBro license

Please refer to 1. Company Information — 1. Company Objectives — Proposed future business for more details

C)	Resolution on the issuance of global bonds

On March 30, 2005, the Company filed a disclosure on the BOD resolution on the overseas issuance of corporate bonds within the range of USD 250 million. Other details regarding the bond issuance are yet to be determined and will be disclosed via filing upon the final confirmation.

The following exhibits were filed as part of the Report submitted to the Financial Service Advisory in Korea.

List of Exhibits

Exhibit A	Auditor’s Report
Exhibit B	Articles of Incorporation
Exhibit C	Audit Report of Audit Committee
Exhibit D	Director’s Opinion on Business Operation
Exhibit E	Auditor’s Comments on the Formation of Internal Monitoring System
Exhibit F	Independent Auditor’s Comments on the Formation of Internal Monitoring System
Exhibit G	Business Report
Exhibit H	Internal Accounting Management System